Exhibit 1

WARBURG, PINCUS EQUITY PARTNERS, L.P.

450 Lexington Avenue

New York, NY 10017

January 19, 2010

InterMune, Inc.

3280 Bayshore Boulevard

Brisbane, CA 94005

Attention: Chief Executive Officer

Re: Amendment to Amended and Restated Standstill Agreement

Gentlemen:

In connection with the acquisition of Common Stock, par value $0.001 per share (the “Common Stock”), of InterMune, Inc., a Delaware corporation (the “Company”), by Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (“WPEP”), Warburg, Pincus Netherlands Equity Partners I, C.V., a Netherlands limited partnership (“WPEP I”), Warburg, Pincus Netherlands Equity Partners II, C.V., a Netherlands limited partnership (“WPEP II”), Warburg, Pincus Netherlands Equity Partners III, C.V., a Netherlands limited partnership (“WPEP III” and, together with WPEP, WPEP I and WPEP II, the “Purchasers”), Warburg Pincus & Co., a New York general partnership and the sole general partner of each of the Purchasers (“WP”), and Warburg Pincus LLC, a New York limited liability company and the sole manager of each of the Purchasers (“WP LLC” and, collectively, WP LLC, WP and the Purchasers are referred to herein as, the “Purchaser Group”), in relation to the Company’s public offering of Common Stock pursuant to the Prospectus Supplement filed in January, 2010 (including any related free writing prospectus and any amendment thereof or supplement thereto dated on or prior to January 31, 2010) and the related Registration Statement (File No. 333-161758), the Company and the Purchaser Group hereby amend Section 6 of that certain Amended and Restated Standstill Agreement, dated October 29, 2004 (the “Amended and Restated Standstill Agreement”) in its entirety as follows:

“6. Limitation on Sales.

(a)       Without the prior written consent of a majority of the members of the Board who are not affiliated with the Purchaser Group (the “Independent Board Members”), no sales of Common Stock Beneficially Owned by the Purchaser Group shall be made pursuant to a private sale or other exemption from the registration requirements of the Securities Act of 1933, as amended (the “Act”) if the Purchaser Group has knowledge that either (i) the purchaser of such shares is an entity whose primary business consists of developing, manufacturing, distributing and/or selling biotechnology or pharmaceutical products (a “Biotechnology or Pharmaceutical Business”) and such purchaser and its Affiliates would, after giving effect to such sale, Beneficially Own more than 10.0% of the Common Stock then outstanding; provided, however, that for the sake of clarity in no event shall the foregoing prevent the Purchaser Group from selling any or all of the shares Beneficially Owned by the Purchaser Group to one or more private equity funds, hedge funds or other investment funds, irrespective of whether such funds invest in Biotechnology or Pharmaceutical Businesses; or (ii) the purchaser of such shares has announced an unsolicited tender offer for the Common Stock without the prior consent of a majority of the Independent Board Members and at the time of the sale such tender offer has not either been withdrawn or approved by a majority of the Independent Board Members; provided, that, prior to any sales described in this Section 6(a), other than Market Transfers (as defined below), the Purchaser Group shall, to the extent commercially practicable, determine the identity of all purchasers and their affiliates and, if the identity of such purchaser(s) is determined, the Purchaser Group shall use its commercially reasonable efforts to determine the primary business and beneficial ownership of all such purchasers and their affiliates and whether such purchaser(s) has announced an unsolicited tender offer for the Common Stock. For the purposes of this Section 6(a), “Market Transfers” shall mean sales effected through a securities exchange or national quotation system or through a broker, dealer or other market maker, in a manner in which the identity of the purchaser, other than the broker, dealer, or market maker through which such sale is being effected, has not been designated by the Purchaser Group and is effected in a manner through which the identity of the purchaser cannot or would not customarily be available to the Purchaser Group as the seller.

(b)       The provisions of Section 6(a) shall have no force or effect if, at the time of such sale, the Purchaser Group and their Affiliates Beneficially Own 10.0% or less of the Common Stock.

(c)       Notwithstanding any provision of this Section 6 to the contrary, the Purchaser Group shall be permitted to distribute shares of Common Stock Beneficially Owned by them to their respective general and limited partners without restriction.”

This amendment of the Amended and Restated Standstill Agreement set forth herein (this “Standstill Amendment”), together with the Amended and Restated Standstill Agreement (to the extent not amended hereby), represent the entire agreements of the parties and, except as otherwise expressly stated in this Standstill Amendment, all of the terms and provisions of the Amended and Restated Standstill Agreement shall remain in full force and effect, without amendment or modification. Previously WPEP II was dissolved and in connection with the dissolution, any shares of Common Stock owned by WPEP II were transferred to WPEP I. Accordingly, the parties agree that WPEP II is no longer deemed to be a party to the Amended and Restated Standstill Agreement and that WPEP II’s consent is not required to executed this Standstill Amendment.

This Standstill Amendment may be executed in counterpart (including by facsimile or via other electronic transmission), each of which shall be deemed an original.

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If you are in agreement with the terms set forth above, please sign this Standstill Amendment in the space provided below and return an executed copy to the undersigned.

Very truly yours,

WARBURG, PINCUS EQUITY PARTNERS, L.P. By: Warburg Pincus & Co., its General Partner By:/s/ Jonathan Leff Name: Jonathan Leff Title: Partner	WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS I, C.V. By: Warburg Pincus & Co., its General Partner By:/s/ Jonathan Leff Name: Jonathan Leff Title: Partner
WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS III, C.V. By: Warburg Pincus & Co., its General Partner By:/s/ Jonathan Leff Name: Jonathan Leff Title: Partner	WARBURG PINCUS & CO. By:/s/ Jonathan Leff Name: Jonathan Leff Title: Partner
INTERMUNE, INC. By: /s/ Daniel G. Welch Name: Daniel G. Welch Title: President and Chief Executive Officer	WARBURG PINCUS LLC By:/s/ Jonathan Leff Name: Jonathan Leff Title: Managing Director

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